August 25, 2009
Via facsimile and U.S. Mail
Mr. Jason N. Ader
Chief Executive Officer
Global Consumer Acquisition Corp.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019

Re:   Global Consumer Acquisition Corp.
                     Revised Preliminary Proxy Statement and
	         Revised Preliminary Information Statement
	         File No. 001-33803
                     Filed August 13, 2009

Dear Mr. Ader:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement
Amendments to the Original Warrant Agreement, page 2
1. Revise to disclose whether or not there are any arrangements, understandings or agreements with or between any of the consenting warrant holders and the company, its sponsors or their affiliates. If so, briefly describe.
2. Revise the second paragraph to make clear that unaffiliated warrant holders representing over 50% of the outstanding warrants "approached" the company to restructure the warrants.

Preliminary Proxy Statement
General
3. Noting the recent sale of Colonial Bank, revise to include as part of your next revised preliminary proxy all material changes that result from this event. We will have further comment once you make these changes.
4. We note your response to prior comment 11. We are not able to agree that your revised proposals and proxy card are consistent with
Rule 14a-4. Consequently, please revise the proposals and the proxy card to provide a separate vote on each discrete portion of the proposal. To the extent that the passage of one item requires the passage of a separate proposal or sub-proposal, make such a relationship clear. Please also review the September 2004 Fifth Supplement to the Division of Corporation Finance: Manual of Publicly
Available Telephone Interpretations.

Letter to Shareholders, Notice of Special Meeting and Form of
Proxy
5. Revise the Proposals to delete the use of imbedded subsections, e.g., (i), (ii), etc., and instead use bullet points. In addition, revise to add a separate proposal for the issuance of the restricted stock. In this regard, disclose in the Proposal the number of shares to be issued (1.5 million approved by the Board) and the dollar value as of the most recent practicable date. In addition, revise the penultimate bullet on page 7 of the Summary and the last bullet on page 10 under Interests of Directors, to disclose the value of the restricted stock issuances.
6. Revise to delete the use of the phrase, "make certain other changes" and instead, briefly describe those changes.

Notice of Special Meeting
7. With regard to the statement in bold on page 3 that "..YOU MUST TENDER YOUR STOCK TO OUR STOCK TRANSFER AGENT UPON CLOSING OF THE ACQUISITIONS" and the ambiguity of when the acquisitions (merger and asset purchase) will occur, revise to add a question and answer regarding when the acquisition closings are expected to occur (anticipated date(s)), how this will be communicated to those seeking conversion of their interests, and, when those requesting conversion must submit their shares. In this regard, we note the agreements contain clauses that indicate a closing date different than the voting date.

Risk Factors, page 18
8. Revise to add a risk factor for "Executive Officer and Director Expenses Unknown" or another similar caption and disclose the information contained in the second bullet on page 11.

9. As previously requested, either particularize (explain how the risk is particular to the company) the following risks, or delete them. See the first risk on page 20 (disclose the percentage of failures versus other industries), the second and third risks on page
21 are included in other risk factors), the first and last risks on page 22 (change caption to indemnification risk, describe how much indemnified and why it may not be collectible), the penultimate risk on page 23, and, the first and last risks on page 24.

The Acquisition Proposal
The Parties, page 46
10. Revise the third paragraph to briefly describe the "certain actions" that may be taken by sponsors to facilitate the transaction and add a cross-reference to a more fuller discussion.

Restructuring of the Founders Shares, page 45
11. We note your response to comment 34 of our letter dated August 10, 2009. Please provide us with a copy of your fair value calculation for the warrants and your journal entries to record the restructuring of the Founders Shares.

The Acquisition Proposal
Positive Reasons for the Approval of the Acquisitions Self-selected a majority of loan portfolio in an effort to minimize
"legacy loan" exposure, page 55
12. Please revise your disclosure(s) to address why current appraisals were not taken at face value and what adjustments or other assumptions you used to make the affirmative selections of loans for inclusion in the purchase.

Methodology for Review of Loans, page 55
13. We note your response to comment 58 and 67 of our letter dated August 10, 2009. Please expand your disclosure on the due diligence process to include information you provided in your response to comment 67. In addition, please tell us and include in the filing the following:

a) The information, if any, obtained from outside parties and included in the due diligence process related to the selection of loans to be acquired;
b) How current market conditions were considered during the valuation process;
c) Explain whether any loans` internal risk ratings done under Colonial`s process were changed as a result of the outside loan specialist review process; and
d) What procedures were performed, if any, on the remaining 35% of the loan portfolio not reviewed and whether you considered if adjustments were necessary to the internal risk ratings for these remaining loans. Address your consideration of SOP 03-3 in this regard as well.

Notes to Unaudited Condensed Combined Pro Forma Financial
Statements,
page 118
14. We note your response to comment 47 of our letter dated August 10, 2009. Please tell us the page and paragraph number of Amendment
No. 1 to the Proxy where the revision that addresses this comment is included.

Note 2 - Acquisition Method, page 118
15. We note your response to comment 50 of our letter dated August 10, 2009. Given that the pro forma financial information and purchase price allocation are presented as if the transaction occurred on June 30, 2009, please appropriately adjust the transferred deposits amount included in the pro forma financial statements and Note 2 - Acquisition Method to reflect the terms of the agreement.
16. We note your response to comment 51 of our letter dated August 10, 2009. Please tell us and disclose in your next amendment the valuation technique(s) used to determine the fair value of the loan portfolio for the Nevada "carve-out".
17. Please expand your disclosures on page 118 and 119 to include the required disclosures in paragraphs 67(e), 67(h), 67(k), and 72(a) of
SFAS 141R. In addition, please clarify in your next amendment if paragraph A57 of SFAS 141R was applied to the acquired loan portfolios. For example, please consider breaking out the loan balance and allowance for loans losses on the pro forma balance sheet similar to the presentation on page F-1.

Note 3 - Pro Forma Adjustments and Assumptions
Adjustment F, page 119
18. Disclose how you determined the fair value adjustment to premises and equipment. Describe any discretion you used to analyze and determine fair values by their specific components (buildings, leasehold improvements, equipment), etc.

Adjustment G, page 120
19. We note that you disclose the amortization period for the core deposit intangible assets is 10 years. Please revise the footnote to clearly indicate how this period was determined and why you used an apparent straight-line method and not a double declining balance methodology or another acceptable accelerated method. In addition, describe the specific composition and characteristics of the deposit base that supports the 10 year life.
20. Disclose how you determined the fair value adjustment for loans
($15.990 million). Describe the valuation methods and assumptions used in determining this amount and separately quantify and explain changes due to interest rates and credit quality adjustment(s), as appropriate. State how yield adjustments are determined and accreted into income over the lives of the related loans. Address your consideration of SOP 03-3 as well.
21. Disclose how you determined the fair value adjustment to time deposits. State how the yield adjustments were determined and if they are accreted into income over the lives of the related time deposits and borrowings.

Selected Unaudited Pro Forma Combined Financial Data, page 123
22. We note your response to comment 48 of our letter dated August 10, 2009 and the inclusion of select financial data on page 123. As required by the instructions to Item 301 of Regulation S-K please enhance the table of financial data to include at the minimum the following items for all periods for which pro forma information is presented (in this case, December 31, 2008 and June 30, 2000) : interest income; net interest income; net income (loss); net income
(loss) per common share

Colonial Bancgroup, Inc.
Notes to Unaudited Financial Statements
Note 3 - Fair Value Measurements, page F-8
23. We note your response to prior comment 51 of our letter dated August 10, 2009. It is unclear to us why it is appropriate to apply the entire portfolio fair value adjustment reflected by Colonial Bank, including effects of nonperforming loans not acquired and any liquidity effects experienced by Colonial Bank, on a pro rata basis
to the loans held by the Nevada Carve-Out entity.  In this regard, we
note that the SFAS 107 fair value disclosures are required to be determined in accordance with SFAS 157 and it would not appear that either of these adjustments would be relevant to the portfolio being
valued for disclosure purposes.  Please revise your disclosures as appropriate.
24. We note your response to comment 62 of our letter dated August 10, 2009 that a specific reserve is established for the difference of the appraisal value of the impaired loan and the recorded
investment.
In addition, we note in your disclosure on page F-8 that in
certain
cases appraisals require significant adjustments to market-based valuation inputs, in which case they would be classified as Level 3 in most instances. Please tell us the following and expand your disclosures in the next amendment as appropriate:

a) Tell us in more detail about the circumstances in which adjustments are required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties (residential versus commercial) where adjustments were made;
b) Tell us in more detail how the significant adjustments were made to the appraisal values, and whether the adjustments typically resulted in an increase or decrease in the appraisal value; and
c) Tell us whether you discussed the types of adjustments you were making to the appraisals with the appraisal company to get their perspective on whether they believe the properties could be sold at the revised appraisal value if the property was properly marketed for sale for the customary period of time.

Last, please include a disclosure about the appraisal process similar to your response in your next amendment.

1st Commerce Bank
Condensed Interim Financial Statements for the period ended June
30,
2009
Note C - Fair Value, page F-42
25. We note your response to comment 64 of our letter dated August 10, 2009. Please provide us with the fair value of the loans held for sale at June 30, 2009.
26. We note your response to comment 65 of our letter dated August 10, 2009. Please provide to us the gain or loss recorded in the six months ended June 30, 2009 to adjust the carrying value of the impaired loan and other real estate owned to $347,000 and $555,000 as stated on page F-42.

Financial Statements for the fiscal year ended December 31, 2008
Note B- Loans, page F-55
27. We note your response to comment 66 of our letter dated August 10, 2009. Please include the appraisal process, similar to your response, in the revised filing.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any accounting questions may be referred to Lindsay Bryan at
(202) 551-3417 or Senior Chief Accountant John Nolan at (202) 551-3492. Any other questions regarding the comments may be directed to
Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.

						Sincerely,

						Christian Windsor
						Special Counsel
						Office of Financial Services

CC:	Via U.S. Mail and Fax:
	Frank J. Lopez, Esq.
	Proskauer Rose LLP
	1585 Broadway
	New York, New York 10036
	Phone (212) 969-3000
	Facsimile (212) 969-2900